SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION   TO  BE  INCLUDED  IN  STATEMENTS   FILED  PURSUANT  TO  RULES
  13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                               Anza Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26874T 10 4
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 2 of 8
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cranshire Capital, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              553,759 (See Item 4)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           553,759 (See Item 4)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,759 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 3 of 8
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Downsview Capital, Inc.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              553,759 (See Item 4)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           553,759 (See Item 4)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,759 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 4 of 8
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mitchell P. Kopin
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              553,759 (See Item 4)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            None
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           553,759 (See Item 4)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                None
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,759 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                             Page 5 of 8

Item 1(a). Name of Issuer:

           Anza Capital, Inc., a Nevada corporation (the "Issuer")

Item 1(b). Address of Issuer 's Principal Executive Offices:

           3200 Bristol Street, Suite 700
           Costa Mesa, CA 92626

Items 2(a), (b) and (c). Name of Persons Filing, Address of Principal Business Office and Citizenship:

          This Amendment No. 2 to Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership ("Cranshire"), (ii) Downsview Capital, Inc., an Illinois corporation ("Downsview") and (iii) Mitchell P. Kopin, an individual who is a citizen of the U.S.A. ("Kopin," together with Cranshire and Downsview, the "Reporting Persons").

          The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as
          Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

          The principal business office of each of the Reporting Persons is 666 Dundee Road, Suite 1901, Northbrook, Illinois, 60062.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock")

Item 2(e). CUSIP Number:

           26874T 10 4

Item 3.    Not applicable.

Item 4.    Ownership.

           (a) Amount beneficially owned:

               553,759 shares of Common Stock*

           (b) Percent of class:

          Based on 5,496,346 shares of Common Stock of the Issuer outstanding as of December 17,2004 (as set forth in the Issuer's Form 10-Q for the period ended December 17, 2004), Cranshire holds approximately 9.9% of the issued and outstanding Common Stock of the Issuer. The shares of Common Stock reported

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                              Page 6 of 8

          in this Amendment No. 2 to Schedule 13G do not include shares of Series D Convertible Preferred Stock (each of which is convertible into 126.81 shares of Common Stock) and shares of Common Stock issuable upon the exercise of warrants held by Cranshire as further discussed below.

               (c) Number of shares to which such person has:
                   -----------------------------------------

                   (i)   Sole power to vote or direct the vote: 553,759*

                   (ii)  Shared power to vote or direct the vote: None

                   (iii) Sole power to dispose or to direct the disposition of:
                         553,759*

                   (iv) Shared power to dispose of or direct the disposition of: None

          *Cranshire beneficially owns an aggregate of 553,759 shares of Common Stock, comprised of 470,759 shares of Common Stock and shares of Common Stock issuable upon the conversion of Series D Convertible Preferred Stock and upon the exercise of certain warrants to acquire shares of Common Stock (collectively, the "Warrants"). The Series D Convertible Preferred Stock and the Warrants held contain conversion caps that preclude the holder thereof from utilizing its exercise or conversion rights to acquire beneficial ownership in excess of 9.99% of the Common Stock, giving effect to such exercise or conversion, as the case may be (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934). The shares of Common Stock reported in this Amendment No. 2 to Schedule 13G do not include those shares of Common Stock issuable upon the conversion of Series D Convertible Preferred Stock (each of which is convertible into 126.81 shares of Common Stock) and the Warrants, that are subject to the conversion cap described above.

          Because (i) Downsview is the general partner of Cranshire and (ii) Kopin is the holder of 100% of the issued and outstanding shares of Downsview and is the president thereof, each of Downsview and Kopin are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which Cranshire beneficially owns. Each of Downsview and Kopin disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein, and this statement on Amendment No. 2 to Schedule 13G shall not be construed as an admission that each of the Reporting Persons is the beneficial owner of the Common Stock covered by such statement.


Item 5. Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                            Page 7 of 8

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9. Notice of Dissolution of a Group.

               Not Applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4                                            Page 8 of 8


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 2005



                                CRANSHIRE CAPITAL, L.P.

                                By: Downsview Capital, Inc.,
                                    its general partner


                                By:/s/ Mitchell P. Kopin
                                   ------------------------------
                                     Mitchell P. Kopin, President


                                DOWNSVIEW CAPITAL, INC.


                                By:/s/ Mitchell P. Kopin
                                  -------------------------------
                                     Mitchell P. Kopin, President


                                /s/ Mitchell P. Kopin
                                --------------------------------
                                Mitchell P. Kopin

                                  SCHEDULE 13G
CUSIP NO. 26874T 10 4

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 553,759 shares of Common Stock, par value $0.001 per share, of Anza Capital, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 4, 2005.



                              CRANSHIRE CAPITAL, L.P.

                              By: Downsview Capital, Inc.,
                                  its general partner


                              By:/s/ Mitchell P. Kopin
                                 -------------------------------
                                  Mitchell P. Kopin, President


                              DOWNSVIEW CAPITAL, INC.


                              By:/s/ Mitchell P. Kopin
                                 -------------------------------
                                  Mitchell P. Kopin, President


                              /s/ Mitchell P. Kopin
                              ----------------------------------
                              Mitchell P. Kopin